UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

COCA-COLA FEMSA, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

United Mexican States	98-1041191
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Calle Mario Pani No. 100

Santa Fe Cuajimalpa

Cuajimalpa de Morelos

05348, Ciudad de México, México

Telephone: +(52-55) 1519-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
American Depositary Shares (“ADSs”), each representing 10 Units, without par value	New York Stock Exchange
Units, each consisting of 3 Series B shares and 5 Series L shares, without par value	New York Stock Exchange*
Series L Shares, without par value	New York Stock Exchange*
Series B Shares, without par value	New York Stock Exchange*

*	Not for trading, only in connection with the listing of the ADSs on the New York Stock Exchange.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:

333-230650

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1. Description of Registrants’ Securities to be Registered.

Coca-Cola FEMSA, S.A.B. de C.V., a company incorporated under the laws of Mexico (the “Registrant,” “we” or “our”), currently has American Depositary Shares (“ADSs”) listed and trading on the New York Stock Exchange. Each ADS represents 10 Series L shares. The Registrant’s Series L shares are listed and trade on the Mexican Stock Exchange.

In a meeting held on July 25, 2016, the board of directors of the Registrant decided to recommend the shareholders to authorize a stock split involving all the series of shares of capital stock of the Registrant. Based on this recommendation, the shareholders of the Registrant held an extraordinary shareholders meeting on January 31, 2019 and authorized (i) the stock split of each Series A share into 8 Series A shares, (ii) the stock split of each Series D share into 8 Series D shares, (iii) the stock split of each Series L share into 5 Series L shares and 3 Series B shares (the “Stock Split”), and (iv) the creation of units (the “Units”) comprised of 3 Series B shares and 5 Series L shares. As a result, the holders of Series L shares will receive 1 Unit, consisting of 3 Series B shares and 5 Series L shares, for each Series L share outstanding, and the ADSs that represented 10 Series L shares will represent 10 Units, consisting of 30 Series B shares and 50 Series L shares. On or around April 11, 2019, the Units are expected to start trading on the Mexican Stock Exchange, and the Registrant is expected to deposit approximately 189,822,070 Units under an Amended and Restated Deposit Agreement, to be dated on or around April 11, 2019, between the Registrant and The Bank of New York Mellon, as ADS depositary. After the Stock Split, holders of certificated ADSs may contact The Bank of New York Mellon to exchange their certificated ADSs for updated ADSs representing 10 Units. However, if a holder elects not to exchange its certificated ADS, the holder’s certificated ADS will still be deemed to represent 10 Units and the holder will still be entitled to exercise its rights under the Amended and Restated Deposit Agreement. Holders of ADSs in book-entry form are not required to take any action with respect to their ADSs.

Description of Our Capital Stock

The Registrant’s capital stock is divided into four series of shares, in each case without par value: Series A shares, Series B shares, Series D shares, and Series L shares. The Registrant’s bylaws require that at least 75% of its capital stock be comprised of ordinary shares with full voting rights (i.e., the Series A shares, Series D shares and Series B shares). The Registrant’s capital stock may be represented by no more than 25% of shares with limited voting rights (i.e., the Series L shares). The Series A shares must represent at all times no less than 50.1% of the capital stock represented by ordinary shares with full voting rights and may be held by Mexican investors only. The Series D shares must represent at all times no less than 25% of the capital stock represented by ordinary shares with full voting rights and may be held by Mexican and non-Mexican investors. The Series B shares, which may be held by Mexican and non-Mexican investors, and the Series D shares, together, may not represent more than 49.9% of the capital stock represented by ordinary shares with full voting rights.

The following is a summary of certain provisions of our bylaws and Mexican law relating to our Series B shares, Series L shares and the Units. The summary is not complete. Our Series B shares, Series L shares and the Units are described in greater detail in our bylaws, which are incorporated by reference to Exhibit 1.1.

Description of Our Series B and Series L Shares

Dividend Rights

At the annual ordinary meeting of holders of Series A, Series B and Series D shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors. Once the holders have approved the financial statements, they determine the allocation of our net income for the preceding year. Mexican law requires the allocation of at least 5% of net income to a legal reserve, which is not subsequently available for distribution until the amount of the legal reserve equals 20% of our capital stock. Thereafter, the holders of Series A, Series B and Series D shares may determine and allocate a certain percentage of net income to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net income is available for distribution in the form of dividends to the shareholders.

All shares outstanding and fully paid (including Series L shares) at the time a dividend or other distribution is declared are entitled to share equally in the dividend or other distribution. No series of shares is entitled to a preferred dividend. Shares that are only partially paid participate in a dividend or other distributions proportionately based on the amount actually paid at the time of the dividend or other distributions.

Voting Rights, Transfer Restrictions and Certain Minority Rights

The Series B shares have full voting and the Series L shares have limited voting rights. The Series B shares and Series L shares will be freely transferable in the form of Units, for so long as the Series B shares and Series L shares trade together as Units. If the Units are unwound, as described in “Description of Our Units” below, the underlying Series B shares and Series L shares will be freely transferable on an individual basis. None of our Series B or Series L shares are exchangeable for shares of a different series. The rights of all series of our capital stock (including the Series B and Series L shares) are substantially identical except for:

•	restrictions on transfer of the Series A and Series D shares;

•	limitations on the voting rights of Series L shares;

•	the respective rights of the Series A, Series B, Series D and Series L shares, voting as separate classes in a special meeting, to elect specified numbers of our directors and alternate directors;

•	the respective rights of Series D shares to participate in the voting of extraordinary matters, as they are defined by our bylaws; and

•	prohibitions on non-Mexican ownership of Series A shares.

Under our bylaws, holders of Series L shares are entitled to vote in limited circumstances. They may appoint for election and elect up to three of our maximum of 21 directors and, in certain circumstances where holders of Series L shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders meeting, for every 10% they own of all issued, subscribed and paid shares of our capital stock, pursuant to Mexican law. In addition, they are entitled to vote on certain matters described in the Mexican Securities Market Law (Ley del Mercado de Valores), including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, and the cancellation of the registration of our shares with the Mexican Stock Exchange or any other foreign stock exchange.

Pursuant to the Mexican Securities Market Law, minority shareholders are entitled to a number of protections. These protections include provisions that permit:

•

holders of 20% of our outstanding capital stock, either individually or as a group, to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment for any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder;

•

holders of 10% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, either individually or as a group, to require the chairman of the board of directors or the chairmen of the audit or corporate practices committees to call a shareholders meeting;

•

holders of 10% of our outstanding capital stock who are entitled to vote, including in a limited or restricted manner, either individually or as a group, to request at any shareholders meeting that resolutions be postponed with respect to any matter on which they considered they were not sufficiently informed;

•

for every 10% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, held either individually or as a group, to appoint one member of our board of directors and one alternate member of our board of directors up to the maximum number of directors that each series is entitled to appoint under our bylaws; if a holder or group of holders of Series B shares are entitled to appoint a director, the shareholders meeting will reduce the number of directors entitled to be appointed by holders of another series of shares; provided that, the number of directors entitled to be appointed by holders of Series D shares will remain unchanged, unless otherwise agreed; and

•

holders of 5% of our outstanding capital stock, either individually or as a group, to bring an action for liability against our directors, the secretary of the board of directors and certain key officers.

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain specific matters including: amendments to our bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our equity securities with the Mexican National Securities Registry (Registro Nacional de Valores, “RNV”) maintained by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, “CNBV”) and the delisting of our equity securities from the Mexican Stock Exchange or any other foreign stock exchanges on which our equity securities may be listed, the amortization of distributable earnings into capital stock, and issuances of treasury shares for future subscription and payment. All other matters, including increases or decreases affecting the variable portion of our capital stock, are considered at an ordinary meeting.

Pursuant to Mexican law, an ordinary annual meeting must be held at least once each year (1) to consider the approval of our financial statements for the preceding fiscal year, (2) to determine the allocation of the profits of the preceding fiscal year and (3) to appoint, remove or ratify the members of our board of directors. The holders of Series A, Series B and Series D shares are entitled to vote in such ordinary annual meeting regarding all three matters mentioned above, and the holders of Series L shares are exclusively entitled to vote in relation to the appointment of members of the board of directors (i.e. up to three directors and their respective alternate directors). Further, any transaction to be entered into by us or our subsidiaries within the following fiscal year that represents 20% or more of our consolidated assets must be approved at an ordinary shareholders meeting at which holders of Series L shares are entitled to vote.

The quorum for ordinary and extraordinary meetings at which holders of Series L shares are not entitled to vote is 76.0% of the holders of our fully subscribed and paid voting shares. Resolutions adopted at such ordinary or extraordinary shareholders meetings are valid when adopted with the affirmative vote of holders of at least a majority of our fully subscribed and paid voting shares voting (and not abstaining) at the meeting, including the affirmative vote of holders of a majority of the Series D shares. However, for a shareholders meeting to vote on a payment of dividends in an amount not to exceed 20.0% of the preceding years’ retained earnings, the approval of our financial statements for the preceding fiscal year with an unqualified auditor’s opinion, or our normal operation plan, our bylaws only require a quorum of a majority of our fully subscribed and paid voting shares and resolutions are validly adopted at such meeting with the affirmative vote of a majority of the holders of our voting shares voting (and not abstaining) at the meeting.

The quorum for an extraordinary meeting at which holders of Series L shares are entitled to vote is 82.0% of all of our fully subscribed and paid shares, and the affirmative vote of at least a majority of our fully subscribed and paid shares voting (and not abstaining) at the meeting, which majority must include the affirmative vote of holders of a majority of our Series D shares, is also required to approve:

•	changes in our corporate form from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa); and

•	any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of the Registrant or its subsidiaries.

Series L shares will also be entitled to vote on any other matters for which the Mexican Securities Market Law expressly allows Series L shares to vote.

In the event of cancellation of the registration of any of our shares with the RNV, whether by order of the CNBV or at our request with the prior consent of 95.0% of the holders of our outstanding capital stock, our bylaws and the Mexican Securities Market Law require us to make a public offer to acquire these shares prior to their cancellation.

Under our bylaws, holders of Series B shares are entitled to vote on all matters discussed at an ordinary or extraordinary meeting. These holders are entitled to elect and remove one director for every 10.0% of all issued, subscribed and paid shares of our capital stock that they may hold either individually or as a group.

Holders of Series L shares may attend, but not address, meetings of shareholders at which they are not entitled to vote.

Mexican law provides for a special meeting of shareholders to allow holders of shares of a specific series to vote as a class on any action that would prejudice exclusively the rights of holders of such series. There are no procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination. Holders of Series A, Series B, Series D and Series L shares at their respective special meetings or at an annual ordinary meeting, must appoint, remove or ratify directors, as well as determine their compensation. The quorum for special meetings of any series of shares is 75.0% of the holders of the fully subscribed and paid shares of the series entitled to attend such special meeting. Except for resolutions to unwind the Units into individual Series B and Series L shares as described above, resolutions adopted at a special shareholders meeting are valid when adopted by the holders of at least a majority of the fully subscribed and paid shares of the series entitled to attend such special meeting. Resolutions to unwind the Units into individual Series B shares and Series L shares as described above are valid when adopted by the holders of at least 51.0% of each of the fully subscribed and paid Series B shares and Series L shares.

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. For every 10.0% or more of our capital stock held by holders, either individually or as a group, such holders may require the chairman of the board of directors, or the chairmen of the audit committee or corporate practices committee to call a shareholders meeting. A notice of meeting and an agenda must be published in a newspaper of general circulation in Mexico City or in the electronic system maintained by the Mexican Ministry of Economy at least 15 days prior to the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the corresponding trust institution or with S.D. Indeval Instituto para el Depósito de Valores, S.A. de C.V., a privately-owned securities depositary that acts as a clearinghouse for transactions on the Mexican Stock Exchange (“Indeval”), or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact or vote by proxy.

Limitations on Ownership of Shares

Our bylaws provide that Series A shares shall represent at all times no less than 50.1% of the capital stock represented by ordinary shares and may be held by Mexican investors only. Under our bylaws, in the event Series A shares are subscribed or acquired by a holder of other series of shares, and such holder is a non-Mexican investor, its Series A shares shall be automatically converted into shares of the other series owned by the holder. This conversion will be considered perfected simultaneously with the subscription or acquisition of the Series A shares. Additionally our bylaws provide that the Series B and Series D shares, together, shall not exceed 49.9% of all outstanding common shares with full voting rights (excluding Series L shares).

Redemption

Our fully paid shares are subject to redemption in connection with either (1) a reduction of capital stock or (2) a redemption with distributable earnings, which, in either case, must be approved by our shareholders. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with distributable earnings, by purchasing shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with Mexican law.

Repurchase of Shares

According to our bylaws, and subject to the provisions of the Mexican Securities Market Law and the rules promulgated by the CNBV, we may freely repurchase our own shares for a maximum amount in Mexican pesos previously approved by our shareholders meeting. In accordance with the Mexican Securities Market Law, our subsidiaries may not purchase, directly or indirectly, shares of our capital stock or any security that represents such shares.

Changes in Capital Stock

According to our bylaws, any change in our authorized capital stock requires a resolution of a shareholders meeting. We are permitted to issue shares representing fixed capital and shares representing variable capital. The fixed portion of our capital stock may be increased or decreased only by amendment to our bylaws adopted by a resolution at an extraordinary meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending our bylaws. All changes in the fixed or variable capital have to be registered in our capital variation registry, as required by the applicable law. A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of equity. Treasury stock may only be sold pursuant to a public offering.

Preemptive Rights

The Mexican Securities Market Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose. Under Mexican law and our bylaws, except in limited circumstances (including mergers, sale of repurchased shares, convertible securities into shares and capital increases by means of payment in kind for shares or shares issued in return for the cancellation of debt), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase through an electronic system of the Mexican Ministry of Economy. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

Appraisal Rights

Whenever the shareholders approve a change of corporate purpose, change of nationality or change our corporate form, any shareholder entitled to vote on such change that has voted against it, may withdraw as our shareholder and have its shares redeemed at a price per share calculated as specified under applicable Mexican law, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. In this case, the shareholder would be entitled to the reimbursement of its shares, in proportion to our assets in accordance with the last approved balance sheet. Because holders of Series L shares are not entitled to vote on certain types of these changes, these withdrawal rights are available to holders of Series L shares in fewer cases than to holders of other series of our capital stock.

Liquidation

Upon our liquidation, one or more liquidators may be appointed to wind up our affairs. All fully paid and outstanding shares of capital stock (including Series L and Series B shares) will be entitled to participate equally in any distribution upon liquidation. Shares that are only partially paid participate in any distribution upon liquidation in the proportion that they have been paid at the time of liquidation. There are no liquidation preferences for any series of our shares.

Forfeiture of Shares

As required by Mexican law, our bylaws provide that non-Mexican holders of our shares are (1) considered to be Mexican with respect to such shares that they acquire or hold and (2) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. Under this provision, a non-Mexican holder of our shares (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to commence a diplomatic claim against the Mexican state with respect to its rights as a holder of Series B and Series L shares, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment. If a shareholder invokes governmental protections in violation of this agreement, its shares may be forfeited to the benefit of the Mexican state.

Description of Our Units

Holders of the Units are entitled to the same rights and are subject to the same restrictions regarding dividends, voting rights, transfers, minority rights, ownership, redemption, repurchases by the Registrant, changes in capital stock, preemptive rights, appraisal rights, liquidation and forfeiture as apply to the underlying Series B and Series L shares that form each Unit. See “Description of our Series B and Series L Shares” above.

According to our bylaws, during the fifth year after the creation of the Units, the Units may be unwound into the underlying Series B and Series L shares through a special shareholders meeting which will require 75% of each of the Series B and the Series L shares to be present or represented and the affirmative vote of holders representing at least 51% of the fully subscribed and paid shares of each series. Alternatively, our board of directors may at any time submit for vote to the holders of Series B and Series L shares whether to unwind the Units into Series B and Series L shares. The board of directors would need to provide three months’ notice of the special shareholders meeting, and the same quorum and voting thresholds would apply. If the holders of the Series B and Series L shares vote to unwind the Units, the underlying Series B and Series L shares would trade separately on the Mexican Stock Exchange one year after the approval.

Description of American Depositary Shares

We expect to appoint The Bank of New York Mellon as depositary (the “Depositary”) pursuant to an Amended and Restated Deposit Agreement, to be dated on or around April 11, 2019, between the Registrant and The Bank of New York Mellon, as ADS depositary (the “Deposit Agreement”). The Depositary’s Corporate Trust Office and its principal executive office are located at 240 Greenwich Street, New York, New York 10286. ADSs represent ownership interests in securities that are on deposit with the Depositary. The Depositary typically appoints a custodian to safekeep the securities on deposit. The Deposited Securities are deposited with BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, the custodian and agent of the Depositary in Mexico (the “Custodian”). ADSs are normally evidenced by certificates that are commonly known as American Depositary Receipts (“ADRs”). So long as any ADSs are listed on one or more stock exchanges in the United States, the Depositary will act as registrar or, with our approval, appoint a registrar or one or more co-registrars, for registration of ADRs in accordance with any requirements of such exchanges.

Set forth below is a summary description of the material terms of the ADSs and the material rights of a holder of ADSs. Because it is a summary, it does not describe every aspect of the ADSs and the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement, which includes the form of ADR. The Deposit Agreement is incorporated by reference to Exhibit 1.2.

Under the Deposit Agreement, the Depositary executes and delivers ADRs. Each ADS represents 10 Units, each Unit consisting of 3 Series B shares and 5 Series L shares (together, the “Deposited Securities”). If the Units are unwound, as described in “Description of Our Units,” we expect that each ADS will continue to represent the same underlying 30 Series B shares and 50 Series L shares. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by us and the Depositary as owners of ADSs.

Procedures for Voting

Holders of ADSs receive notice of shareholders meetings from the Depositary in sufficient time to enable such holders to return voting instructions to the Depositary in a timely manner. Our past practice, which we intend to continue, has been to inform the Depositary to timely notify holders of ADSs of upcoming vote requests and ask for their instructions. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Deposited Securities, other than in accordance with the instructions received by an ADS holder. Upon written request of any holder or beneficial owner of ADSs received on or before the date established by the Depositary for such purpose, the Depositary shall (a) as early as practicable prior to such meeting, issue to such beneficial owner an admission ticket for such meeting and (b) notify the Registrant, at least two Mexico City business days prior to such meeting, of the identity of such beneficial owner.

Dividends and Distributions

Holders of ADSs have the right to receive dividends and distributions made on the Deposited Securities. Receipt of these distributions may be limited, however, by practical considerations and legal restrictions. Holders will receive distributions they are entitled to receive under the terms of the Deposit Agreement in proportion to the number of ADSs they hold as of a specified record date.

Dividends on the Deposited Securities are paid in Mexican pesos. Whenever a dividend or distribution is made on the Deposited Securities, the Depositary will convert the cash dividend or other cash distribution into U.S. dollars and distribute the proceeds as promptly as practicable in proportion to the number of ADSs held, so long as the conversion pursuant to applicable law is reasonable and the U.S. dollars are transferable into the United States. The amounts distributed to ADS holders will be net of fees, expenses, taxes and governmental charges payable by the ADS holders under the terms of the Deposit Agreement and applicable law. If the Depositary determines that Mexican pesos received by it cannot be converted on a reasonable basis or transferred into the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period, the Depositary shall (a) as to that portion of Mexican pesos that is convertible into Dollars, make such conversion and, if permitted by applicable law, transfer such U.S. dollars to the United States for distribution to ADS holders and (b) as to the nonconvertible balance, if any, (i) if requested in writing by an ADS holder, distribute or cause the Custodian to distribute the Mexican pesos (or an appropriate document evidencing the right to receive Mexican pesos) received by the Depositary or Custodian to such holder and (ii) the Depositary shall hold or shall cause the Custodian to hold any amounts of nonconvertible Mexican pesos not distributed (without liability for interest) for the respective accounts of the ADS holders entitled to receive the cash dividend or distribution. Mexico does not currently impose any restrictions on the payment and transfer of U.S. dollars outside of Mexico.

Whenever we make a free distribution of Deposited Securities, the Depositary may, after consultation with us, and will if we shall so request, distribute as promptly as practicable to holders of ADSs entitled thereto, in proportion to the number of ADSs held by them, additional ADSs evidencing an aggregate number of ADSs representing the amount of Deposited Securities received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Deposited Securities and the issuance of ADSs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary. If additional ADSs are not so distributed, each ADS shall thereafter also represent the additional securities distributed upon the Deposited Securities represented. The Depositary will distribute only whole numbers of ADSs. The Depositary will sell any remaining fractional entitlements and distribute the proceeds of that sale in the same manner as in a cash distribution. The distribution of ADSs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement and applicable law. In order to pay those taxes and governmental charges, the Depositary may sell all or a portion of the Deposited Securities.

Whenever we intend to offer rights to the holders of Deposited Securities to subscribe for additional securities or any other rights of any other nature, after consultation with us, the Depositary will determine the procedure to be followed in making such rights available to ADS holders or in disposing of such rights for the benefit of such ADS holders and making the net proceeds available in U.S. dollars to such ADS holders. If the Depositary determines it is lawful and feasible, the Depositary may, and will, at our request, make the rights available to ADS holders by means of warrants or otherwise. If the Depositary distributes warrants or other instruments for rights to purchase additional Deposited Securities, holders of ADSs may instruct the Depositary to exercise such rights and upon payment by such holder to the Depositary of an amount equal to the purchase price of the Deposited Securities to be received upon the exercise of such rights and the fees of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such holder, exercise the rights and purchase such Deposited Securities, and we shall cause such Deposited Securities so purchased to be delivered to the Depositary on behalf of such holder. As agent for such holder, the Depositary will cause the Deposited Securities so purchased to be deposited with the Custodian and shall execute and deliver ADSs to such holder. If the Depositary determines that it is not lawful or feasible to make the rights available to ADS holders but that it is lawful and feasible to sell the rights, the Depositary may, and will if we request, sell the rights, warrants or other instruments at public or private sale, at such place or places and upon proper terms, allocating the net proceeds of the sale for the accounts of the ADS holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of an ADS or otherwise.

We may, in our sole discretion, decide not to register under the Securities Act securities to which such rights relate where registration under the Securities Act may be required in connection with the offer or sale of such securities. In such case, ADS holders would not be permitted to purchase such securities or otherwise exercise such rights and the Depositary may dispose of such rights for the account of such holders as described in the prior paragraph. Such a disposal of such rights may reduce the equity interest of the holders of ADSs in us. Because Mexican law prohibits the issuance of preemptive rights in negotiable form, it is unlikely that there will be any opportunity for the Depositary to sell preemptive rights.

If the Depositary determines that a distribution of property other than cash (including Deposited Securities or subscription rights for Deposited Securities) is subject to any taxes or governmental charges that the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay such taxes or charges, and thereafter will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or charges to the ADS holders entitled thereto.

Notices, Reports, and Proxy Soliciting Materials

On or before the day we send a notice of any shareholders meeting or any adjourned meeting, or any taking of any action in respect of any cash or other distributions, we will send to the Depositary and the Custodian a copy of the notice.

We will also promptly furnish to the Depositary and the Custodian English translations of any reports, notices or other communications generally transmitted to shareholders. If requested in writing by us, the Depositary will arrange for the mailing, at our expense (unless otherwise agreed by us and the Depositary), of copies of such notices, reports and communications to all holders of ADSs.

The Depositary will make available for inspection by ADS holders at its corporate trust office any reports and communications received from us, including any proxy soliciting material distributed by us, which are both (a) received by the Depositary, the Custodian or a nominee of either as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by us. The Depositary will also, upon written request, send to ADS holders copies of such reports and communications, including any such proxy soliciting material, furnished by us as provided in the Deposit Agreement.

We are required to file certain reports with the Commission pursuant to the Exchange Act. Such reports are available for review and copying at the public reference facilities of the Commission. We are exempt from the rules under the Exchange Act prescribing the furnishing and the content of proxy statements.

Amendment, Extension or Termination of the Deposit

The form of the ADRs and the Deposit Agreement may be amended at any time by us and the Depositary without the consent of holders of ADSs. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of ADS holders, will not affect the outstanding ADSs until the expiration of 30 days after notice of such amendment has been given to the holders of outstanding ADSs. Every holder of an ADS at the time such amendment becomes effective will be deemed, by continuing to hold such ADS, to consent and agree to such amendment and to be bound by the amended Deposit Agreement. Except to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any ADS holder to surrender its ADSs in exchange for the Deposited Securities or other deposited securities represented by those ADSs.

If we so instruct, the Depositary will terminate the Deposit Agreement by mailing a termination notice to the holders of all applicable ADSs then outstanding at least 30 days prior to the date fixed in such notice for the termination. The Depositary may also terminate the Deposit Agreement at any time 60 days after the Depositary shall have delivered to us a notice of its election to resign. If any ADSs remain outstanding after the date of termination, the Depositary will discontinue the registration of transfers of ADSs subject to the Deposit Agreement, will suspend the distribution of dividends to the holders and will not give any further notices or perform any further acts under such Deposit Agreement, except (1) the collection of dividends and other distributions pertaining to the Deposited Securities, (2) the sale of rights and other property as provided in the Deposit Agreement and (3) the delivery of Deposited Securities, together with any dividends or other distributions and the net proceeds of the sale of any rights or other property received, in exchange for surrendered ADSs subject to the applicable terms of the Deposit Agreement, including the payment of the fees and other charges of the Depositary. At any time after the expiration of two months from the date of termination, the Depositary may sell the Deposited Securities and hold the net proceeds, together with any other cash then held, without liability for interest, in trust for the pro rata benefit of the holders of ADSs that have not already been surrendered. After making such sale, the Depositary will be discharged from all its obligations to us except for certain indemnification and accounting obligations. Upon the termination of the Deposit Agreement, we will also be discharged of all obligations, except for certain obligations to the Depositary.

Execution and Transfer

The ADSs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books, after consultation with us, at any time and from time to time, (a) after consultation with us to the extent practicable, when deemed expedient by it in connection with the performance of its duties or (b) at our reasonable request. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADS, the delivery of any distribution thereon or withdrawal of Deposited Securities, we, the registrar, the Depositary, or the Custodian may require payment from the person presenting the ADS or the depositor of such Deposited Securities of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, charge or fee with respect to the Deposited Securities being deposited or withdrawn) and payment of any applicable fees payable to the Depositary. The Depositary may refuse to deliver ADSs, register the transfer of any ADS or make any distribution of, or related to, the underlying Deposited Securities until it has received proof of citizenship or residence, exchange control approval, legal or beneficial ownership of the ADSs or other securities. The execution and delivery or transfer of ADSs generally may be suspended during any period when the transfer books of the Depositary or our transfer books are closed or if any such action is deemed necessary or advisable by the Depositary or us at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or any securities exchange on which the Deposited Securities or ADSs are listed, or under any provision of the Deposit Agreement, or for any other reason.

ADS holders may inspect the transfer books of the Depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business or object other than our business or a matter related to the Deposit Agreement or the ADSs.

Deposit and Withdrawal of Deposited Securities

The Deposited Securities are deposited with the Custodian in an account maintained with Indeval and registered in the name of the Custodian. The Custodian is the holder of record of all Deposited Securities represented by ADSs. Subject to the terms and conditions of the Deposit Agreement, upon transfer of additional Deposited Securities to the account of the Custodian at Indeval, the Depositary will execute and deliver additional ADRs. Ownership of beneficial interests in the Deposited Securities transferred in this way will be shown on, and transfers of the ownership of such interests will be effected through, records maintained by Indeval or institutions with accounts at Indeval.

When Deposited Securities are deposited or evidence of rights to receive Deposited Securities by physical delivery or electronic transfer is given to the Custodian, the Depositary will execute and deliver ADRs, either to its corporate trust office, or upon written order directly to named person(s) for the number of ADSs issuable in respect of such deposit of Deposited Securities. The deposit of Deposited Securities or evidence of rights to receive Deposited Securities must be accompanied by appropriate instruments or evidence of transfer acceptable to the Custodian, a delivery order and any other documents the Custodian or the Depositary may require. The ADR delivery will only be made upon payment of applicable fees, taxes and other charges.

A holder of ADSs is entitled to surrender its ADSs to the Depositary for cancellation and to receive delivery of the Deposited Securities represented by its ADSs. In order to withdraw the Deposited Securities represented by its ADSs, the holder withdrawing will be required to pay the fees of the Depositary for cancellation of its ADSs and the charges and taxes payable for the transfer of the deposited securities being withdrawn. A holder will have the right to withdraw the Deposited Securities at any time except for:

•

temporary delays caused by closing of the transfer books of the Depositary or our transfer books, or the deposit of securities in connection with voting at a shareholder’s meeting or the payment of dividends;

•	obligations to pay fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of the Deposited Securities.

Upon surrender of ADSs at the corporate trust office of the Depositary, and after payment of the fees, taxes and governmental charges provided in the Deposit Agreement and, subject to the terms and conditions of the Deposit Agreement, ADS holders are entitled to delivery, to them or upon their order, of the Deposited Securities (or, if the Deposited Securities are in book entry form, registration of ownership) and any other property represented by the surrendered ADSs. The delivery will be made at the office of the Custodian except that the Depositary may deliver any property at its office. The holder withdrawing the ADSs assumes the risk for delivery of all funds and securities upon withdrawal.

Preemptive Rights

As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the Deposit Agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

Limitation Upon the Liability of the Depositary

Neither the Depositary nor the Registrant are liable to holders of ADSs (a) if prevented or delayed in performing their obligations under the Deposit Agreement by the law of any country, by any governmental authority or by any circumstances beyond their control or any provision of our bylaws or of the Deposited Securities deposited pursuant to the Deposit Agreement, (b) by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement, (c) for the inability of any holder or beneficial owner of ADSs to benefit from any distribution, offering, right or other benefit that is made available to holders of Deposited Securities but is not, under the terms of the Deposit Agreement, made available to holders or beneficial owners of ADSs, or (d) for any special, consequential, indirect or punitive damages as a result of any breach of the terms of the Deposit Agreement. Neither the Depositary nor the Registrant will be liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any governmental authority, any person presenting securities for deposit, any holder or beneficial owner of ADSs or any other person believed by it in good faith to be competent to give such advice or information.

In addition, the Depositary shall not be liable for (a) any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary, (b) the acts or omissions of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of ADSs or Deposited Securities or otherwise; provided that the Depositary performed its obligations without negligence or bad faith, or (c) any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

Our obligations and those of the Depositary to holders of ADSs under the Deposit Agreement are expressly limited to performing their respective duties specified therein without negligence or bad faith.

Fees and Charges

An ADS holder is required to pay the following fees and charges to the Depositary:

•	a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution, delivery and surrender of ADRs;

•	a fee of $0.02 or less per ADS (or portion thereof) for cash distributions;

•

a fee for the distribution of securities or rights equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities, but which securities or rights are instead distributed by the Depositary to the ADSs holders;

•	an annual fee of $0.05 or less per ADS (or portion thereof) for depositary services; and

•	any other charge payable by the Depositary, the Custodian, or any of the Depositary’s other agents in connection with the servicing of Deposited Securities or other deposited securities.

An ADS holder is also responsible for paying or reimbursing the Depositary for expenses, taxes and governmental charges including, but not limited to:

•	transfer and registration fees charged by the registrar and transfer agent for eligible and deposited securities, such as upon deposit of eligible securities and withdrawal of deposited securities;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	expenses incurred for converting Mexican pesos into U.S. dollars; and

•	taxes and duties upon the transfer of securities, such as when eligible securities are deposited or withdrawn.

Note that the fees and charges that a holder of ADSs is required to pay vary over time and may be changed by us and the Depositary.

Taxation

Mexican Taxation

This summary is based upon the Mexican federal tax laws as in effect on the date hereof, including the provisions of the income tax treaty between the United States and Mexico and the protocols thereto (the “Tax Treaty”), which are subject to change. This summary does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the Units or ADSs. In particular, this discussion does not address all Mexican federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of Units or ADSs or investors who hold the Units or ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships or partners therein. For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the Units or ADSs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico but his or her “center of vital interests” (as defined in the Mexican Tax Code) is located in Mexico. The “center of vital interests” of an individual is situated in Mexico when, among other circumstances, more than 50% of that person’s total income during a calendar year originates from within Mexico. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

No gain or loss should be recognized for Mexican income tax purposes as a result of the Stock Split in which Series L shares are exchanged for Units.

Under Mexican income tax laws, dividends, either in cash or in kind, paid to individuals that are Mexican residents or individuals or companies that are non-Mexican residents, on the Series B shares and Series L shares underlying our Units or ADSs, are subject to a 10% withholding tax, or a lower rate if covered by a tax treaty. Profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax.

Gains from the sale or disposition of Units carried out on the Mexican Stock Exchange or another approved securities market in Mexico by individuals that are Mexican residents will be subject to an income tax rate of 10%, and gains from the sale or disposition of Units carried out on the Mexican Stock Exchange or another approved securities market in Mexico by individuals and companies that are non-Mexican residents will be subject to a 10% Mexican withholding tax. The cost at which shares were acquired prior to January 1, 2014, is calculated by using the average closing price per share in the last twenty-two days. If the closing price per share in the last twenty-two days is considered unusual as compared to the closing prices in the last six months, then the calculation is made using the average closing price per share in the last six months. However, a holder that is eligible to claim benefits from any tax treaty will be exempt from Mexican withholding tax on gains realized on a sale or other disposition of Units, provided certain additional requirements are met.

Gains on the sale or other disposition of Units or ADSs made in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities market in Mexico generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on such a sale or other disposition of Units or ADSs, so long as the holder did not own, directly or indirectly, 25% or more of our total capital stock (including Units represented by ADSs) within the 12-month period preceding such sale or other disposition and provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico. Deposits of Units in exchange for ADSs and withdrawals of Units in exchange for ADSs will not give rise to Mexican tax.

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of the ADSs or Units, although gratuitous transfers of Units may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of the Units.

United States Taxation

The following summary contains a description of certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Units or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Units or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the Units or ADSs. In particular, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of Units or ADSs or investors who hold the Units or ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships or partners therein, non-resident alien individuals present in the United States for 183 days or more or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of holding the Units or ADSs may be materially different for investors described in the preceding sentence. This summary deals only with U.S. holders that will hold the Units or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10.0% or more of the shares by vote or value (including Units) of our company.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Tax Treaty. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the Units represented by those ADSs.

U.S. Tax Consequences for U.S. Holders

Taxation of Stock Split. Generally, no gain or loss is recognized for U.S. federal income tax purposes upon the exchange of old common stock solely for new common stock of the same corporate issuer. As a result, U.S. holders are not expected to recognize gain or loss as a result of the Stock Split. A U.S. holder’s basis in the Units (or ADSs) held immediately after the Stock Split should be the same as the basis of the Series L shares (or ADSs) it held immediately prior to the Stock Split. A U.S. holder’s holding period in the Units (or ADSs) held immediately after the Stock Split should include its holding period for the Series L shares (or ADSs) held immediately prior to the Stock Split.

Taxation of Dividends. The gross amount of any distributions paid to holders of our Units or the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the U.S. holder, in the case of our Units, or by the depositary, in the case of our Units represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends.

Dividends, which will be paid in Mexican pesos, will be included in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of our Units, or by the depositary, in our Units represented by ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit (or in the case of certain U.S. holders, “general category income”). The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our Units or ADSs.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder of our Units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid to holders of our Units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2019 taxable year.

Distributions to U.S. holders of additional Units with respect to their Units or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or Units will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or Units. Any such gain or loss will be a long-term capital gain or loss if the ADSs or Units were held for more than one year on the date of such sale. Long-term capital gain recognized by a U.S. holder that is an individual is subject to reduced rates of federal income taxation. The deduction of capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Units by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of Units or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Units or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Units or ADSs.

United States Backup Withholding and Information Reporting. A U.S. holder of Units or ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of Units or ADSs unless such holder (1) comes within certain exempt categories and demonstrates this fact when so required, or (2) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability.

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Units and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Units or ADSs, including the application of the rules to their particular circumstances.

U.S. Tax Consequences for Non-U.S. Holders

Taxation of Dividends, Capital Gains and Stock Split. Subject to the discussion below under “United States Backup Withholding and Information Reporting,” a holder of Units or ADSs that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on the Units or ADSs, on any gain realized on the sale of Units or ADSs or on the distribution of Units pursuant to the Stock Split.

United States Backup Withholding and Information Reporting. While non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Item 2. Exhibits.

Exhibit No.	Description

1.1	English translation of the Registrant’s current Bylaws (estatutos sociales).

1.2	Form of Amended and Restated Deposit Agreement, by and among the Registrant, The Bank of New York Mellon, as ADS depositary, and owners and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (File No. 333-230650) filed with the Commission on April 1, 2019).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.

Date: April 10, 2019	By:	/s/ Carlos Luis Díaz Sáenz
	Name:	Carlos Luis Díaz Sáenz
	Title:	Attorney-in-Fact

	By:	/s/ Gustavo Efrain Castillo Jaramillo
	Name:	Gustavo Efrain Castillo Jaramillo
	Title:	Attorney-in-Fact